

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Ms. Connie Cook
Treasurer
Arabian American Development Company
P.O. Box 1636
Silsbee, TX 77656

> **Re:** **Arabian American Development Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Response letter dated July 15, 2010**
> **File No. 1-33926**

Dear Ms. Cook:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. I f you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Executive Compensation

1. We note your response to comment three in our letter dated July 1, 2010, and reissue the comment. In addition to the disclosure regarding your bonus plan that you discuss in your response, it appears that your proposed disclosure set forth in Attachment A to your response letter dated May 19, 2010, and the proposed disclosure set forth in your response letter dated July 15, 2010, is not consistent with your executive compensation disclosure in your annual report on Form 10-K for the fiscal year ended December 31, 2009 in other respects. Please advise. For example, we note the following:

- Your disclosure at page 50 of your annual report identifies subjective factors considered by your compensation committee in determining the 2009 base salary increase, but such factors are not discussed in your proposed disclosure.

- Your disclosure at pages 50, 51 and 52 of your annual report provides information regarding the determination of incentive compensation that is not included in your proposed disclosure. For example, and without limitation your disclosure at page 51 of your annual report describes discretionary factors that your compensation committee takes into consideration in determining whether to grant awards and the amount of any awards, but such information is not included in your proposed disclosure.

- Your disclosure at page 51 of your annual report indicates that equity-based awards typically vest immediately, with discretionary authority vested in the compensation committee to vest equity grants over multiple years, but your proposed disclosure indicates that stock option awards vest over time.

- Your disclosure at page 51 of your annual report indicates that in the event of a change of control, or upon the death, disability, retirement or termination of a grantee's employment without good reason, all outstanding equity based awards will immediately vest, but your proposed disclosure does not include such information.

2. We note your response to comment four in our letter dated July 1, 2010. Please provide further detail regarding the process the compensation committee undertook in reaching the conclusion that your compensation policies and practices do not create any material adverse risks for your company. In this regard, explain how the practice of awarding annual bonuses and stock option grants after the completion of your fiscal year discourages risk taking.

3. We note your response to comment six in our letter dated July 1, 2010, and your proposed disclosure regarding the factors considered by your chief executive officer and your compensation committee in determining annual bonuses paid to each named executive officer other than your chief executive officer. Please expand your disclosure to explain how the analysis of these factors resulted in the amounts granted to each named executive officer. This comment also applies to your response to comment 8 in our letter dated July 1, 2010 with respect to the determination of amounts to be awarded to each of your named executive officers under the South Hampton profit sharing plan.

4. We note your response to comment seven in our letter dated July 1, 2010. Please tell us whether you intend to revise your disclosure to incorporate any of the information included in your response, and provide a draft of any proposed disclosure.

5.   We note your response to comment 10 in our letter dated July 1, 2010. However, we were not able to find in your annual report for your fiscal year ended December 31, 2009 the financial statement footnotes that you referenced in your response. Please advise.

Definitive Proxy Statement on Schedule 14A filed April 28, 2010

6.   We note your response to comment 14 in our letter dated July 1, 2010, and the redlined additions to your disclosure from your proxy statement dated April 28, 2010. Please tell us whether you intend to include such revised disclosure in future filings.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director